Exhibit 4.70

news release

NORANDA TEMPORARILY SUSPENDS WORK
ON ALUMYSA PROJECT

Toronto, Canada, August 14, 2003 — Noranda Inc. today announced that it has decided to temporarily suspend some activities related to the Alumysa aluminium project in the south of Chile. This decision is in line with the project development strategy of the Company based on conditions prevailing at the regional and international levels, conditions which are not now fully favorable.

"Alumysa will continue to work on the development of its project in Aysen in all those activities that will contribute to overcome the obstacles identified," said Derek Pannell, President and Chief Executive Officer of Noranda Inc.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in eight countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulfuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 17,000 people. It is listed on The Toronto Stock Exchange (NOR).

Contact:
Denis Couture
Vice-President, Public Affairs and Communications
Noranda Inc.
416-982-7020
denis.couture@toronto.norfalc.com
www.noranda.com

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